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www.torys.com
April 29, 2008
Nicholas Panos, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Dear Mr. Panos:

Re:	TLC Vision Corporation
Revised Preliminary Proxy Statement on Schedule 14A filed April 28, 2008
Your File No. 000-29302
On behalf of TLC Vision Corporation (the “Company”), we hereby submit for filing by direct electronic transmission under the Securities Exchange Act of 1934, as amended, Amendment No. 2 (“Amendment No. 2”) to the Company’s preliminary proxy statement on Schedule 14A filed on April 15, 2008. In addition, we will provide marked copies showing changes from the April 15, 2008 proxy statement for your convenience.
We are providing the following responses to the comment letter dated April 28, 2008, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 1 to the Company’s preliminary proxy statement. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which we have reproduced here for ease of reference.
Schedule 14A
General
1.     We refer to your statement throughout the proxy materials that Dr. Joffe is attempting to take control “without paying for your shares.” Since Dr. Joffe is not currently attempting to acquire shares of the company, and is not required to pay for shares in connection with a proxy solicitation, please delete this statement.
The Company has deleted references to Dr. Joffe failing to pay for shareholders’ shares.
2.     We refer to your statement that Dr. Joffe has “demanded a lucrative compensation package” and that “his past compensation demands have been excessive.” Please provide us supplemental support that the compensation package was “lucrative” and the compensation was “excessive,” or alternatively delete the statements. Your statement that he requested options for 15% of the company is not sufficient without additional objective support.
The Company has deleted the references to “lucrative” or “excessive”.
3.     We refer to your statement that Dr. Joffe “reduced his ownership of LCA from 3.4 million shares, or 32%, to 83,000.” It is our understanding that Dr. Joffe gifted most of his LCA-Vision Inc. shares to his children via grantor retained annuity trusts. Please revise this statement to disclose that Dr. Joffe gifted most of these shares, or alternatively delete the statement.
The Company has deleted references to Dr. Joffe’s reduction in his ownership of LCA-Vision Inc.
4.     We refer to your statement on page 9 that implies you did not unilaterally terminate discussions with Dr. Joffe. Please provide us supplemental support that you did not unilaterally terminate discussions with Dr. Joffe, or alternatively delete the statement.
The Company has deleted the reference which read “contrary to Dr. Joffe’s assertion that the board of directors unilaterally terminated discussions”.
5.     We refer to your statement on page 12 that “Mr. Henderson was terminated for cause pursuant to the terms of his employment contract.” Please provide us supplemental support for this statement, or alternatively delete the statement.
We have provided as supplemental material copies of a press release issued by Lasik Vision Corporation on June 29, 2000 and a corresponding material change report filed by Lasik Vision pursuant to Canadian provincial securities laws. Both the press release and material change report state:
“In a news release dated June 23, 2000, the Company also announced that it had terminated the employment of Mr. Michael R. Henderson as President and CEO of Lasik Vision Corporation. The Company would like to clarify that Mr. Henderson was terminated with cause pursuant to the terms of his contract.”
The Company’s disclosure in the proxy statement expressly refers to the press release as the basis for this statement.
6.     We note your response to our prior comment 5 and reissue that comment in part with respect to the statement that “...he has nominated for director Michael Henderson, who led a Company that was responsible for the destructive price wars and controversial business practices that plagued the laser vision correction industry in the late 1990s and early 2000s.” Please delete the references to “destructive” and “plagued” or recharacterize as statements of your belief.

The Company has revised the disclosure to delete references to “destructive” and “plagued”.
7.     We refer to our prior comment 6 and reissue that comment in part with respect to the statement that “... Dr. Joffe may be more concerned with his personal interests than with the interests of shareholders.” On page 11 you still make the statement that Dr. Joffe may be “furthering his own personal interests.” Please delete this statement.
The Company has deleted that statement.
8.     We refer to your statement on page 45 that, “There are no differences in the manner in which the Corporate Governance and Nominating Committee evaluates director nominees recommended by shareholders.” Please expand your disclosure to provide a basis for this statement, or alternatively delete the statement.
The Company has revised the statement to read “The Corporate Governance and Nominating Committee intends to evaluate director nominees recommended by shareholders on the same bases as director nominees recommended by management.”
Yours truly,

/s/ Andrew J. Beck
Andrew J. Beck
Tel 212.880-6010
Fax 212-880-6056
abeck@torys.com
AJB

cc:	Sonia Barrus, Division of Corporation Finance
Brian L. Andrew, Esq., TLC Vision Corporation
David Chaikof, Torys LLP
Thomas Yeo, Torys LLP